UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One) :

[✓] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the year ended December 31, 2008**

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from .... to ....**

Commission File Number 0-7422

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SMSC 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STANDARD MICROSYSTEMS CORPORATION

80 Arkay Drive
Hauppauge, New York 11788

SMSC 401(K) SAVINGS PLAN

PLAN # : 001 EIN # : 11-2234952

INDEX TO FINANCIAL STATEMENTS

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of
SMSC 401(k) Savings Plan
Hauppauge, New York

We have audited the accompanying statements of net assets available for benefits of the SMSC 401(k) Savings Plan (the Plan) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, IL
June 26, 2009

SMSC 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2008 and 2007

	2008	2007
ASSETS		
Investments:		
Cash and cash equivalents	$ 360	$ 438
Investments, at fair value	43,450,427	64,318,858
Participant loans	542,770	555,252
Total investments	43,993,557	64,874,548
Receivables:		
Employer contributions	185,672	176,980
Participant contributions	0	131,572
Other	19,783	12,494
Total receivables	205,455	321,046
Net assets reflecting all investments at fair value	44,199,012	65,195,594
Adjustment from fair value to contract value for fully benefit-responsive contracts	384,855	19,089
NET ASSETS AVAILABLE FOR BENEFITS	$ 44,583,867	$ 65,214,683

The accompanying notes are an integral part of these financial statements.

SMSC 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2008

ADDITIONS:	
Investment income	
Interest and dividends	$ 816,205
Total investment income	816,205
Contributions	
Participant contributions	5,190,461
Rollover contributions	429,004
Employer matching contributions	2,048,532
Total contributions	7,667,997
Total additions	8,484,202
DEDUCTIONS:	
Net depreciation in fair value of investments	(25,836,513)
Benefit payments	(3,248,245)
Administrative expenses	(30,260)
Total deductions	(29,115,018)
NET DECREASE	(20,630,816)
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	65,214,683
END OF YEAR	$ 44,583,867

The accompanying notes are an integral part of these financial statements.

1) Description of Plan

The following description of the SMSC (the "Company", "Standard Microsystems Corporation" or "Employer") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Purpose and Eligibility: The Plan was established on June 23, 1982 primarily to help provide additional security for eligible employees' retirement. The Plan was established under sections 401(a) and 401(k) of the Internal Revenue Code which, among other provisions, allow for the deferral of income taxes on amounts contributed.

Participation can begin on the first day of any calendar month after the attainment of age 21 and completion of three months of service, as defined in the Plan provisions.

Participant Accounts: The value of each participant's account equals the participant's contributions, the Company's contributions, net earnings, forfeitures allocated in accordance with the Plan provisions, and current value adjustments.

Participant Contributions: Each eligible participant may make qualified participant contributions from 1% - 100% of his or her pre-tax salary. These participant contributions are subject to certain statutory and regulatory limitations and could not exceed $15,500 for the year ended December 31, 2008. Participant contributions are allocated by each employee among twenty-three investment funds (including SMSC Common Stock) in 1% increments.

Participants that are at least age 50 and have contributed the maximum plan limit stated above may also elect to contribute catch-up contributions which could not exceed $5,000 in 2008.

Additionally, participants may also make rollover contributions of pre-tax and post-tax distributions from other qualified plans. Catch-up and rollover contributions are not matched by the Company.

Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), effective January 1, 2007, the Plan was amended to allow participants to make after-tax Roth contributions to the Plan.

Employer Contributions: The Company may, at its discretion, make matching contributions to the Plan in cash or SMSC Common Stock equal to 66.667% of each participant's qualified participant contribution (up to a maximum participant contribution of 6% of eligible earnings), subject to certain statutory and regulatory limitations. The Company reviews the match computation in each calendar year to make sure that participants receive their proper match contributions, and adjustments are made accordingly. In addition, the Company may, at its discretion, make an additional profit sharing contribution which, if made, is allocated pro rata to participants on the basis of their earnings. No profit sharing contributions were made to the Plan for the year ended December 31, 2008.

Pursuant to the Pension Protection Act of 2006 "PPA", effective January 1, 2007, the Plan was amended to allow participants to diversify out of SMSC Stock after the completion of 2 years of service, rather than the statutory 3-year period of time. Furthermore, any participant who attains age 55 may diversify out of SMSC Stock irrespective of years of service.

Benefits and Vesting: Upon the death, retirement or total and permanent disability of a participant while in the employ of the Company, the participant's entire account (including the participant's share of the Employer's contributions) becomes 100% vested.

If a participant's employment with the Company is terminated for any other reason, the participant is entitled to receive, in full, the portion of his or her account attributable to participant contributions, and is also entitled to receive a portion of their account attributable to employer contributions based upon the following schedule:

Years of Service	Percentage Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

The unvested portion of a former participant's account will be allocated to the remaining participants as discussed in "Forfeitures" below. A separated participant may elect to defer distribution of his or her benefit if the benefit exceeds $1,000. In such event, the benefit remains invested in the Plan and continues to participate in Plan earnings. If a separated participant's accumulated benefit is below $1,000, the balance will be automatically distributed.

Separated participants who subsequently become eligible employees before having incurred five consecutive one year breaks in service, shall have the amount forfeited restored to their matching contribution account provided they repay the total amount distributed to them within five years of receiving such distribution. Such restoration shall be made from available forfeitures or from additional Employer contributions at the election of the Company. Rehired participants are recredited with all previous years of service.

Participant Loans: The Plan permits participants who are active employees of the Company to borrow up to 50% of the vested account balance subject to a minimum of $1,000 and a maximum of $50,000. The loans are collateralized by the balance in the participant's account and bear interest as determined by the plan administrator based on the prevailing interest rates in the market at the time the loan was made. Loans must be repaid within a maximum of five years, unless the loan is used to acquire a dwelling unit which is to be used as the participant's principal residence, in which case it may be repaid over a period not to exceed fifteen years. Participant loans outstanding at December 31, 2008 were at interest rates ranging from 5.00% - 9.25%.

Hardship Withdrawals: In case of serious financial hardship, as defined by the Plan, participants may be eligible to receive an emergency withdrawal of their pre-tax contributions.

Forfeitures: Forfeitures by former participants are reallocated to the accounts of those participants who made participant contributions during the Plan year in the proportion of each participant's contributions (up to 6%), when compared to the total of all participant's contributions (up to 6%), provided the participant was active on the last day of the Plan year. During the year ended December 31, 2008, $19,185 in non-vested account balances were forfeited by former participants. Such amounts were reallocated to active participants in Plan year 2009.

2) Summary of Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States.

Contributions: Participant contributions are recorded in the period payroll deductions are made. Company contributions are recorded in the same period.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates relates to the value of investments. Actual results could differ from those estimates.

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, *Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.* This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan's net assets available for benefits.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

Investment Valuation and Income Recognition: The Plan's investments are reported at fair value. Participant loans are reported at cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). The fair values of the Plan's interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments, other than participant loans, measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using	
	Quoted prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)
Investments	$ 35,523,446	$ 7,927,341

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Concentration of Credit Risk: At December 31, 2008 and 2007 approximately 19% and 27% of the Plan's assets were invested in Standard Microsystems Corporation common stock.

3) Risks and Uncertainties

The Plan provides for various investment options, which may include various combinations of stocks, bonds, other fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit. Due to the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Company common stock held by the Plan as of December 31, 2008 and 2007 has been valued at its quoted per share market price of $16.34 and $39.07, respectively.

4) Plan Administration

Management: Pursuant to the terms of the Plan:

a) The Board of Directors of the Company established the Plan Committee to act as the Company's agent to administer the Plan. The Plan Committee consists of members of the Company's management.

b) The Charles Schwab Trust Company (the "Trustee") is the custodian of the Plan's property and funds. Under the terms of the Plan and trust agreement, securities credited to the participants' accounts are registered in the name of the Trustee. The Trustee, in accordance with participant instructions, votes securities issued by the Company. If, however, a participant does not provide the Trustee with instructions in a timely manner, the Trustee will vote such shares at its own discretion.

Expenses: Substantially all of the expenses of administrating the Plan are paid by the Company and, therefore, are not reflected in the financial statements of the Plan.

5) Investments

The following are investments that represent 5 percent or more of the Plan's net assets as of December 31, 2008 and 2007:

	2008	2007
Investments at fair value based on quoted market price:		
SMSC Common Stock *	$ 8,535,738	$ 17,745,477
Columbia Value and Restructuring	2,087,269#	3,611,830
Federated GNMA Institutional	2,630,136	1,835,850#
Growth Fund of America R3	4,840,637	7,763,718
Harbor International	2,304,205	4,183,194
Schwab 1000 Fund	2,823,819	4,247,334
T Rowe Price Capital Appreciation	2,969,917	3,840,330
Investments at fair value:		
Schwab Stable Value Fund	7,927,341	7,070,028

* Includes non-participant directed

Investment amount did not represent 5% of the Plan's net assets but is included for comparative purposes

During 2008, the Plan's investments depreciated in value by $(25,836,513) (including gains and losses on investments bought and sold, as well as held during the year) as follows:

SMSC Common Stock	$ (10,743,866)
Mutual Funds	(15,401,567)
Common Collective Trust	308,920
	$ (25,836,513)

At December 31, 2008 and 2007 the Plan held 522,383 and 454,197 shares of SMSC common stock, respectively.

6) **Non-participant Directed Investments**

Participants, at their discretion, may invest their contributions in any or all of the twenty-three investment fund options offered under the Plan (including SMSC Common Stock). However, all Employer's contributions to the Plan are automatically invested in SMSC Common Stock. As of December 31, 2008 and 2007, the net assets of the Plan invested in SMSC Common Stock (including participant directed and non-participant directed balances) were $8,535,738 and $17,745,477, respectively. The components of the change in the SMSC common stock held by the Plan during 2008 were as follows:

Year Ended December 31,	2008
Changes in Net Assets:	
Contributions	$ 2,383,401
Net depreciation	(9,718,379)
Transfers to participant directed investments	(236,455)
Realized loss on investments	(1,025,487)
Benefit payments	(612,819)
Net Change	$ (9,209,739)

7) **Termination of the Plan**

Although the Company intends to continue the Plan indefinitely, it reserves the right to amend or discontinue the Plan at any time, or to reduce, suspend or discontinue payments to be made by the Company to the Plan. Upon termination of the Plan or discontinuance of payments, the account of each participant (including the participant's share of the Employer's contributions) shall become fully vested, regardless of length of service.

8) **Income Tax Status**

On March 4, 2009, the Internal Revenue Service issued a favorable determination letter with regard to the tax-qualified status of the Plan, and therefore, the related trust is exempt from tax. Once qualified, the Plan is required to operate in conformity with the Code to maintain the Plan's qualified status. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

(Continued)

9) Party-in-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain Plan investments are shares of mutual funds managed by Charles Schwab and administrative expenses are paid to Charles Schwab. Charles Schwab is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has investments in SMSC Common Stock (see notes 5 and 6), and these transactions also qualify as party-in-interest transactions, as SMSC is the Plan sponsor. The Plan also has investments in participant loans which qualify as party-in-interest transactions.

10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to the Form 5500:

	2008
Net assets available for benefits per the financial statements	$ 44,583,867
Deficiency/(Excess) of contract value over estimated fair value of investment in stable value fund	384,855
Net assets per the Form 5500	$ 44,199,012

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2008 per the financial statements to the net loss reported in the 2008 Form 5500:

	2008
Decrease in net assets available for benefits per the financial statements	$ 20,630,816
Change in excess of contract value over estimated fair value of investment in stable value fund	384,855
Net loss per the Form 5500	$ 21,015,671

SMSC 401(k) Savings Plan
PLAN # : 001 EIN # : 11-2234952
SCHEDULE H – Line 4(i)
Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value
	American Fund Income Trust	Mutual Fund		326,138
	Barclays Global Investors LP	Mutual Fund		28,610
	Barclays Global Investors LP 2010	Mutual Fund		49,972
	Barclays Global Investors LP 2020	Mutual Fund		95,336
	Barclays Global Investors LP 2030	Mutual Fund		356,564
	Barclays Global Investors LP 2040	Mutual Fund		441,966
	Buffalo Small Cap	Mutual Fund		902,189
	Columbia Small Cap Value Z	Mutual Fund		291,239
	Columbia Value & Restructuring	Mutual Fund		2,087,269
	Dreyfus MidCap Index Fund	Mutual Fund		385,023
	Federated GNMA Institutional	Mutual Fund		2,630,136
	Goldman Sachs Mid Cap Value A	Mutual Fund		549,083
	Growth Fund of America R3	Mutual Fund		4,840,637
	Harbor International Inv	Mutual Fund		2,304,205
*	Laudus International Market Master	Mutual Fund		1,300,897
	PIMCO Total Return D	Mutual Fund		1,108,083
	Rainer Small/Mid Cap Equity	Mutual Fund		1,014,253
*	Schwab 1000 Fund	Mutual Fund		2,823,819
	Selected American Fund	Mutual Fund		1,787,519
	T Rowe Price Capital Appreciation	Mutual Fund		2,969,917
	Virtus Real Estate Sec A	Mutual Fund		694,493
*	Schwab Stable Value Fund	Common/Collective Trust		7,927,341
*	Schwab U.S. Treasury Money Market Fund	Money Market		360
*	Loans to Participants (1)			542,770
*	SMSC Common Stock	Common Stock	11,235,161	8,535,738
				43,993,557

* Parties-in-interest

** Cost omitted for participant directed funds, cost is not required for participant directed investments

Note (1): Various loans with interest rates ranging from 5.00% to 9.25% maturing January 23, 2009 through May 7, 2023.

SMSC 401(k) Savings Plan
PLAN # : 001 EIN # : 11-2234952
SCHEDULE H – Line 4(j)
Schedule of Reportable Transactions
Year Ended December 31, 2008

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Charles Schwab	Schwab US Treasury Money Market Fund	3,269,136				3,269,136	3,269,136	-
Charles Schwab	Schwab US Treasury Money Market Fund		3,269,214			3,269,214	3,269,214	-

Note: For the purpose of this schedule, the reportable transactions include transactions that would be identified as category (iii) transactions – a series of transactions in the same security in excess of 5% of the current value of Plan assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMSC 401(K) SAVINGS PLAN

By: ______________________________

Joseph S. Durko
Vice President, Corporate Controller and Chief Accounting Officer
Standard Microsystems Corporation

June 26, 2009

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 2-78324 on Form S-8 of Standard Microsystems Corporation of our report dated June 26, 2009, appearing in this Annual Report on Form 11-K of the SMSC 401(k) Savings Plan for the year ended December 31, 2008.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, IL
June 26, 2009